EXHIBIT 99.1

Alio Gold Discovers Two New Breccia Targets at Ana Paula; Provides Exploration Update

VANCOUVER, British Columbia, March 07, 2018 (GLOBE NEWSWIRE) -- Alio Gold Inc (TSX:ALO) (NYSE AMERICAN:ALO) (“Alio Gold” or the “Company”), is pleased to provide an update on its exploration program at its 100% owned Ana Paula Project (the “Project” or “Ana Paula”).  Ana Paula is a high grade, high margin project located in Guerrero, Mexico.

Highlights

  Discovered two new breccia targets within 1.5 km west of the Ana Paula deposit through surface mapping as part of the regional exploration program
  Completed 1,300 metres of the planned 3,800 metre surface drill program testing the known extension of the high-grade breccia below the proposed open pit
  Completed two of six diamond drill holes, third underway with one diamond drill rig operating
  Intersected breccia mineralization in first two holes as anticipated, assay results expected this month
  Progressed underground decline construction with mining equipment including jumbo drill rig, scoop and two trucks mobilising to site from port

“We have made good progress on the exploration program in the first two months of the year” said Greg McCunn, CEO of Alio.  “The discovery of two new breccia targets outcropping at surface and within close proximity to the existing Mineral Resource is an exciting development and shows the potential of our 56,000 hectare land package.  The surface drilling to test the known extension of the breccia below the proposed pit is designed to allow us to more fully understand the nature and extent of the mineralization ahead of drilling from underground.  With the decline construction now fully underway, we expect to be in a position to start drilling from underground in Q3 2018.”

Regional Exploration

As part of the ongoing regional exploration activity, the Company has been compiling higher resolution (1:5,000 scale) geological mapping of areas surrounding the Ana Paula deposit.  Mapping to the west recently identified two breccia outcrops within 1.5 kilometres from the Ana Paula deposit.

The high-grade breccia mineralization at Ana Paula is predominantly a hydrothermal breccia surrounded by a sediment-intrusive domain.  The two west breccia targets are outcroppings of magmatic and hydrothermal breccia mineralization with traces of pyrite and arsenopyrite.

Further exploration work is being undertaken in the area including sampling, mineralogy and more detailed mapping.

Surface Drilling Program

The main objective of the current exploration program at Ana Paula is to further delineate the known extension of the high-grade breccia mineralization below the proposed open pit.  A second objective is to test a lower-grade hydrothermal breccia structure lying south of the proposed pit.  A 3,800 metre diamond drilling program was initiated in January 2018 which consists of six drill holes of 600 to 700 metres each.

The Company has had one drill rig in operation since late January, has completed the first two drills holes and is currently drilling the third hole.  A total of 1,300 metres has been drilled to-date.  The first hole intersected the hydrothermal breccia system over a mineralized interval of approximately 180 metres and the higher grade complex breccia below the proposed pit over a 27 metre interval.  Similarly, the second hole also intersected the hydrothermal breccia over approximately 177 metres and the complex breccia over a 31 metre interval.  Assay results will published as they become available and drilling is expected to be complete in Q1 2018 when the drill will be moved to the North Area target.

Figure 1 - Surface drill holes projection
http://www.globenewswire.com/NewsRoom/AttachmentNg/8f69e2b0-9942-4ca8-b190-08db4bead113

Decline Construction and Underground Drilling Program

The extension of the high-grade breccia system below the proposed pit will be further tested from drilling underground in Q3 2018.  Currently, a 1,200 metre underground decline is under construction which is being driven from a portal site located in the adjacent valley from the proposed pit and approximately 400 metres from the proposed mill site. It is expected that the underground decline will be advanced sufficiently by Q3 2018 to enable commencement of the first phase of the underground diamond drill program. The drill program is expected to confirm the continuity and shape of the high-grade gold mineralization below the proposed pit that is hosted in the breccia and it will also explore the gold mineralization indications at depth hosted in hornfels skarn, typical of the Guerrero Gold Belt. The underground drilling program proposed includes 55 diamond drill holes (12,000 metres).

Currently the portal site has is being prepared with bolting, screening and shotcreting by the mining contractor.  Mining equipment including a jumbo drill rig, scoop and two trucks will be arriving on site in the next week.  Currently, drilling is being conducted by jack-leg drilling.  Mining operations are currently taking place on 24 hours per day, 7 days per week basis.

Support infrastructure construction is continuing with the 100-person camp site fully prepared for the arrival of the modular units this month.  A power line is being installed to the camp and the mine portal area and a communications tower will be operational in Q2 2018.

About Alio Gold

Alio Gold is a growth oriented gold mining company, focused on exploration, development and production in Mexico. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. Located within the highly prospective Guerrero Gold Belt on 56,000 hectares of underexplored land the Ana Paula Project is a high-grade, high margin project currently in the definitive feasibility stage. An underground decline to provide access for an exploration drill program has been initiated. The drill program will target the continuation of the high-grade gold mineralization below the proposed pit which has the potential to significantly enhance the robust economics of the project. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news release herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward- looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this news release herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parametres as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Source: ALO

For further information, please contact:

Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

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